PRACTICAL PLASTICS, INC.
                             18712 Curry Powder Lane
                           Germantown, Maryland 20874

                                February 10, 2003

Via Edgar
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

     Re:  Practical Plastics, Inc.
          Request to Withdraw Registration Statement on Form SB-2
          (File No. 333-91876)

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Practical Plastics, Inc., a Nevada corporation (the "Company"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-91876) together with all exhibits thereto (the "Registration Statement"), on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a).

     The Registration Statement was filed in connection with the Company's common stock, $0.001 par value per share. The Company has decided to abandon the offer of securities referenced in the Registration Statement. Thus, the Company's board of directors and management believe that withdrawal of the Registration Statement is appropriate.

     The  Company   confirms  that  no   preliminary   prospectuses   have  been
distributed, and no securities have been issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Securities and Exchange Commission
February 10, 2003
Page 2


     If you have any questions regarding this request for withdrawal, please contact Steven Stocker, president of the Company, at 301-916-4743.

                                        Sincerely,


                                        Practical Plastics, Inc.


                                        By: /s/ Steven E. Stocker
                                            ------------------------------------
                                            Steven E. Stocker
                                            President

cc: S. Richard Lee